                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)/1/



                           Electric Fuel Corporation
          -----------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
          -----------------------------------------------------------
                        (Title of Class of Securities)


                                  284871-10-0
          -----------------------------------------------------------
                                (CUSIP Number)


                               February 22, 2000
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

              Rule 13d-1(b)
        -----

        ----- Rule 13d-1(c)


          X   Rule 13d-1(d)
        -----
_______________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO.  284871-10-0                                     Page 2 of 5 Pages
             -----------
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      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


             Newton D. Becker
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

            United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                  -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                     -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                  -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                  -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10    SHARES*  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     0%
11


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*    IN
12


------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                 SCHEDULE 13G                Page 3 of 5 Pages

      This statement, which is being filed by Newton D. Becker ("Mr. Becker"), constitutes Amendment No. 1 to the Schedule 13G originally filed with the Securities and Exchange Commission on January 1, 1995 (the "Schedule 13G"). The
Schedule 13G relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Electric Fuel Corporation, a Delaware corporation (the "Issuer").



Item 1(b).              Address of Issuer's Principal Executive Offices:

                        120 Wood Avenue South
                        Suite 300
                        Iselin, NJ 08830

Items 4.                Ownership.

                        During the months of January and February 2000, Mr. Becker disposed all of the 1,746,904 shares (the "Shares") of the Common Stock of the Issuer beneficially owned by him. Prior to such disposition, the Shares were held in the name of the Becker Family Trust of which Mr. Becker is the sole trustee and sole beneficiary during his lifetime. Such disposition was the result of the sale by the Becker Family Trust of 800,000 of the Shares in a series of transactions on the open market, as well as gifts of a total of 946,904 of the Shares made by the Becker Family Trust to the Newton & Rochelle Becker Family Foundation (the "Foundation"), a foundation controlled by Mr. Becker. Subsequent to such gifts, the Foundation sold all of such Shares in a series of transactions on the open market. As of February 22, 2000, Mr. Becker ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

                        Currently, Mr. Becker does not own beneficially any shares of Common Stock of the Issuer.

                        The Shares are exclusive of 35,000 shares of the Issuer's Common Stock held by the Newton Becker Irrevocable Trust No. 1 (the "Irrevocable Trust"), as to which shares Mr. Becker disclaims beneficial ownership. The Irrevocable Trust's beneficiaries are Mr. Becker's children and stepchildren, and its co-trustees are David
                        E. Becker and Bryan Gordon, Mr. Becker's son and stepson, respectively.
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  Cusip No.  284871-10-0                                     Page 4 of 5 Pages
             -----------

Item 5.             Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].
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                                                             Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 2000                   /s/ Newton D. Becker
                                        --------------------
                                        Newton D. Becker